Exhibit 99.1

FOR IMMEDIATE RELEASE	June 30, 2011

Micromem Technologies Inc. Provides Update

Toronto, New York, June 30, 2011: Micromem Technologies Inc. (the “Company” or “Micromem) (CNSX: MRM, OTCBB: MMTIF) and its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST) provide the following update on business initiatives:

1.	The Company has filed on June 29, 2011 its quarterly financial statements and related information as of April 30, 2011. Visit www.sedar.com for details.

2.	The Company has posted on its website www.micromeminc.com, a video link that demonstrates its operational magnetic surveying device.

3.

International Energy Company: As previously reported the Company has executed a development contract with a major international energy company for an application based on the technology that it has developed. It executed the contract in February and received at that time the initial payment under the contract from the customer. The initial design work relating to this project has been completed and a proof of concept is now under construction. The Company has been successful in meeting the development milestones established to date, in particular, it has met the very high performance measurement tolerances stipulated by the customer.

4.

Oil Sensor: The Company is in discussion under a non-disclosure agreement with a large automotive company for a development and licensing contract for an enhanced oil condition sensor that includes the use of nano particles imbedded in the oil filter.

5.

GSI Westwind: The Company has executed a development contract with this customer and has received the initial payment under the contract from GSI. Micromem has submitted mechanical and electrical design drawings to GSI and is proceeding with pre-manufacturing testing.

6.

LMTI: On June 29, 2011 the Company served notice to LifeMed Technologies Inc. that the working arrangements as contemplated in the manufacturing agreement which was executed in August 2009 and as amended in September 2009 and the purchase order which was executed in September 2009 have been terminated. The Company has not derived any orders nor any revenues from these agreements. Micromem intends to pursue other potential customers for the technology that it has developed to date.

7.

Unotron: The Company continues its business discussions with Unotron Inc. Since February 2011, it has recovered $75,000 of the $200,000 promissory note receivable from Unotron. Pending collection of the balance outstanding plus accrued interest, it plans to re-engage Unotron with respect to the manufacturing agreement and purchase order which it executed in 2009.

8.

NEMT: Micromem’s second round of field testing is scheduled to begin shortly using its magnetic surveying platform which measures the earth’s magnetic signature. If these tests are successfully completed, it is expected that the product will be commercialized and scheduled for deployment to oil and gas and mineral exploration clients.

9.

Medical Device: As previously reported, the Company was pursuing a potential customer in the medical products sector and began development work towards this end in 2010. The Company has decided to postpone further work on this application pending that customer’s decision to provide funding for the development of a manufacturing prototype by the Company. The Company believes that this project remains highly worthwhile and holds significant development opportunities over time.

10.

Intellectual Property: Micromem has commenced the process of preparing provisional patents for applications that it has under development including an integrated sensor platform for oil monitoring in vehicles, an array of high resolution sensors and a data processing algorithm for use in conjunction with medical devices, as well as for several other project applications.

11.

On June 27, 2011, the Company extended the expiration date by one year of a total of 1,394,444 common share purchase warrants to acquire common shares. These warrants were originally issued with respect to private placement financings completed in 2010. The exercise price of the warrants remains unchanged.

12.	The Company is planning for its Annual General Meeting which is anticipated to be called for September 2011.

The Company anticipates that its current initiatives should lead to commercialization of different technology applications and related licensing and royalty agreements. As a result of this range of development activities and the progress that the Company is experiencing in working with large corporate partners, the Company is responding to a significant number of new inquiries and development proposal requests which augur favourably for its sales prospects pipeline.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 105,844,056
SEC File No: 0-26005
Investor Contact:
Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023